Ex. 99-4

Joint Fidelity Bond Agreement

This Agreement is made as of the close of business the 29th day of February, 2024, by and among JNL Series Trust, JNL Investors Series Trust (each, a “Trust” and together, the “Trusts”), Jackson Credit Opportunities Fund, and Jackson Real Assets Fund (together with the Trusts, the “Funds”), each of which are named insureds on a certain fidelity bond policy covering certain acts relating to the Funds (“Joint Fidelity Bond”); and supersedes any and all previous agreements.

Whereas, the Trusts are registered under the Investment Company Act of 1940, as amended (“1940 Act”), each as an open-end management investment company; and

Whereas, Jackson Credit Opportunities Fund and Jackson Real Assets Fund are registered under the 1940 Act, each as a closed-end management company, each operating as an interval fund; and

Whereas, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into an agreement with the other named insureds; and

Whereas, the series of each Trust, Jackson Credit Opportunities Fund, and Jackson Real Asset Fund will benefit from their respective participation in the Joint Fidelity Bond, in compliance with this Rule.

Now Therefore, it is agreed as follows:

1. In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any series of the Trusts and/or Jackson Credit Opportunities Fund and/or Jackson Real Assets Fund, (which includes the trustees, directors, officers and other employees of an insured), then such series and/or Jackson Credit Opportunities Fund and/or Jackson Real Assets Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that its claim bears to the total amount claimed by all participants, but at least equal to the amount which each such series, Jackson Credit Opportunities Fund, or Jackson Real Assets Fund would have received had the relevant series or Jackson Credit Opportunities Fund or Jackson Real Assets Fund purchased and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

If for any particular policy year, after the initial allocation there are remaining proceeds of the bond and there are then named insureds whose losses have not been paid in full, the remainder of the bond shall be further allocated to named insureds having excess losses in proportion to their initial coverage, with such allocation repeated until all such losses have been paid or coverage of the bond has been exhausted.

If all losses relating to a particular policy year are not paid at the same time, the named insureds who claim losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid.

If only one named insured incurs a loss in a policy year, the proceeds of the bond for that policy year are allocated to that insured.

2.       The bond premium shall be paid by Jackson National Asset Management, LLC, Investment Adviser and Administrator to the Funds.

3.       This agreement may be modified or amended from time to time by written agreement of all named insureds or by not less than sixty days written notice by one insured to each other insured. This agreement shall terminate as to any insured as of the date that insured ceases to be an assured under the bond; provided that such termination shall not affect the rights and obligations that have attached under this agreement to a terminating party until such termination becomes effective.

4.       Each insured agrees to promptly give to the insurer all notices required of it under the bond and to send a copy of each such notice to each other insured.

JNL Series Trust JNL Investors Series Trust Jackson Credit Opportunities Fund Jackson Real Assets Fund
By: /s/ Kristen K. Leeman Kristen K. Leeman, Assistant Secretary